UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

RESULTS - IFRS

FIRST QUARTER 2011 – 1Q11

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

CONTENTS

KEY CONSOLIDATED DATA	03

HIGHLIGHTS OF THE PERIOD	04

RATINGS	06

MACROECONOMIC ENVIRONMENT	07

RECENT EVENTS	08

EXECUTIVE SUMMARY	09
SANTANDER’S RESULTS IN BRAZIL
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	10
MANAGERIAL INCOME STATEMENT	11
BALANCE SHEET	16
PROFIT BY SEGMENT	22
CARDS	23

RISK MANAGEMENT	24

SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE	26

SUMMARIZED BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	27

KEY CONSOLIDATED DATA

The following information is based on the consolidated results of Banco Santander (Brasil) S.A., prepared according to the International Financial Reporting Standards (IFRS). The data below regarding the results and performance indicators is managerial as it is adjusted for fiscal hedge of the investment in the Cayman branch and for accounting standardization applied to leasing transactions that took place during the system integration of Banco Real and Banco Santander. Both, the adjustment of the fiscal hedge, which impacts the lines of taxes on income and gains / losses on financial assets, and the adjustment of Santander Leasing, which impacts the net interest income and provision for loan losses, have no effect on net profit.

The reconciliation between the unaudited accounting result and the managerial result is available on page 10 of this report.

MANAGEMENT ANALYSIS	1Q11	1Q10	Var.	4Q10	Var.
			1Q11x1Q10		1Q11x4Q10
RESULTS (R$ million)
Net interest income	6,639	5,952	11.5%	6,499	2.2%
Net fees	1,782	1,622	9.9%	1,726	3.2%
Allowance for loan losses	(2,059)	(2,522)	-18.4%	(1,907)	8.0%
Administrative and personnel expenses	(2,959)	(2,655)	11.5%	(2,952)	0.2%
Net profit	2,071	1,763	17.5%	1,918	8.0%
BALANCE SHEET (R$ million)
Total assets	383,988	316,049	21.5%	374,663	2.5%
Securities	93,812	74,829	25.4%	89,823	4.4%
Loan portfolio¹	164,598	139,910	17.6%	160,558	2.5%
Individuals	53,456	43,992	21.5%	50,981	4.9%
Consumer financing	26,939	25,509	5.6%	26,969	-0.1%
SMEs	39,176	30,681	27.7%	38,178	2.6%
Corporate	45,026	39,728	13.3%	44,430	1.3%
Expanded Credit Portfolio[2]	177,953	145,974	21.9%	172,432	3.2%
Funding from Clients[3]	168,236	133,757	25.8%	159,882	5.2%
Total equity	74,716	70,729	5.6%	73,364	1.8%
Total average equity excluding goodwill[4]	45,772	41,669	9.8%	43,563	5.1%
PERFORMANCE INDICATORS (%)
Return on shareholders' average equity - annualized	11.7%	10.5%	1.2 p.p.	11.1%	0.6 p.p.
Return on shareholders' average equity excluding goodwill[4] - annualized	19.4%	18.0%	1.4 p.p.	18.8%	0.6 p.p.
Return on average asset - annualized	2.2%	2.2%	0.0 p.p.	2.3%	-0.1 p.p.
Efficiency Ratio[5]	34.0%	32.6%	1.4 p.p.	35.3%	-1.3 p.p.
Recurrence[6]	60.2%	61.1%	-0.9 p.p.	58.5%	1.7 p.p.
BIS ratio excluding goodwill[4]	22.7%	24.4%	-1.7 p.p.	22.1%	0.5 p.p.
PORTFOLIO QUALITY INDICATORS (%)
Delinquency[7] - IFRS	6.1%	7.0%	-0.9 p.p.	5.8%	0.3 p.p.
Delinquency[8] (more than 90 days) - BR GAAP	4.0%	5.4%	-1.4 p.p.	3.9%	0.2 p.p.
Delinquency[9] (more than 60 days) - BR GAAP	5.0%	6.4%	-1.4 p.p.	4.7%	0.3 p.p.
Coverage ratio[10]	98.1%	102.8%	-4.7 p.p.	98.3%	-0.2 p.p.
OTHER DATA
Assets under management - AUM (R$ million)	115,395	106,572	8.3%	111,338	3.6%
Numbers of credit and debit cards (thousand)	37,884	34,004	11.4%	37,294	1.6%
Branches	2,232	2,091	6.7%	2,201	1.4%
PABs (mini branches)	1,471	1,496	-1.7%	1,495	-1.6%
ATMs	18,099	18,102	0.0%	18,312	-1.2%
Total Customers (thousand)	23,427	21,262	10.2%	23,039	1.7%
Total active current account holders (thousand)[11]	9,334	8,720	7.0%	9,242	1.0%
Employees[12]	54,375	51,747	5.1%	54,406	-0.1%

1. Management information.
2. Includes acquisition of portfolio and others Credit related Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes).
3. Include savings, demand deposits, time deposit, debenture, LCA and LCI and Letras Financeiras .
4. Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência.
5. General expenses/total income .
6. Efficiency: Net Fees / General expenses.
7. Portfolio overdue by more than 90 days plus loans with high default risk / credit portfolio.
8. Portfolio overdue by more than 90 days / credit portfolio in BR GAAP.
9. Portfolio overdue by more than 60 days / credit portfolio in BR GAAP.
10. Allowance for loan losses / portfolio overdue by more than 90 days plus loans with high default risk.
11. Active accounts during a 30-day period, according to the Brazilian Central Bank. In this role changed the data for the 1Q10 and 4Q10 for better comparability.
12. Considering Banco Santander (Brasil) S.A. and its subsidiaries consolidated in the balance sheet.

HIGHLIGHTS OF THE PERIOD

RESULTS

• Profit before taxes in 1Q11 reached R$ 2,724 million, an expansion of 25.4% in twelve months and an increase of 2.2% compared to 4Q10.

• Net Profit was R$ 2,071 million in 1Q11, an increase of 17.5% (or R$ 308 million) compared to the R$ 1,763 million in the same period of 2010. In the quarter, an increase of 8.0%.

INDICATORS

• Evolution of performance indicators in three months (1Q11/4Q10):

- Efficiency ratio: 34.0% in 1Q11, improvement of 1.3 p.p.

- Recurrence ratio: 60.2% in 1Q11, up 1.7 p.p.

- ROAE: 19.4% in 1Q11, improvement of 0.6 p.p.

• Soundness indicators:

- BIS Ratio: 22.7% in March 2011, an increase of 0.5 p.p. in three months and a decrease of 1.7 p.p. in twelve months.

- Coverage ratio: 98.1% in March 2011, decrease of 0.2 p.p. in three months and 4.7 p.p. in twelve months.

BALANCE SHEET

• Total Assets of R$ 383,988 million, an increase of 21.5% in twelve months

• Loan portfolio summed R$ 164,598 million, up 17.6% in twelve months. Expanded Credit portfolio up 21.9% in the same period, totaling R$ 177,953 million.

• Savings deposits totaled R$ 30,195 million, a jump of 17.1% in twelve months

• Shareholders’ Equity reached R$ 45,772 million (excluding goodwill of R$ 28,312 million)

SANTANDER SHARES – BOVESPA: SANB11 (UNIT), SANB3 (ON), SANB4 (PN) AND NYSE (BSBR)

• Market Capitalization1 on 03/31/2011: R$ 76 billion or US$ 47 billion

• Total shares (thousand): 399,044,117

• Net Profit² per share in 1Q11:

• 1000 Shares - R$ 20.80

• 10 Units - R$ 21.80

1.Market capitalization: total shares (ON + PN)/105 (Unit = 50 PN + 55 ON) x Unit´s closing price and exchange rate of R$/US$ of 1.6230
2. 1Q11 net profit annualized (quarterly net profit x 4). Calculation does not consider the difference in the dividend payout between common and preferred shares.

Net interest income
R$ million

11.5%
2.2%
5,952
6,007
6,187
6,499
6,639
1Q10
2Q10
3Q10
4Q10
1Q11

Net fees
R$ million

9.9%
3.2%
1,622
1,710
1,776
1,726
1,782
1Q10
2Q10
3Q10
4Q10
1Q11

Administrative and personnel expenses
R$ million

11.5%
0.2%
2,655
2,774
2,849
2,952
2,959
1Q10
2Q10
3Q10
4Q10
1Q11

Profit before tax
R$ million

25.4%
2.2%
2,172
2,309
2,578
2,665
2,724
1Q10
2Q10
3Q10
4Q10
1Q11

Efficiency Ratio
%

-1.3 p.p.
35.3
34.0
4Q10
1Q11

ROAE[1]
%

0.6 p.p.
18.8
19.4
4Q10
1Q11

1. Net profit divided by average total equity, excluding goodwill.

Loan Portfolio Breakdown
1Q11

Individuals
33%
SMEs
24%
Consumer
Finance
16%
Corporate
27%

Profit before tax by segment
1Q11

Commercial
Bank
69%
Asset
Management
and Insurance
8%
Global
Wholesale
Banking
23%

RATINGS

Santander is rated by the main international agencies and the ratings assigned in the table below reflect its operating performance and the quality of its management.

RATINGS

		LONG TERM		SHORT TERM
RATING AGENCY		Ratings	Outlook	Ratings	Outlook
*	National Scale	AAA (bra)	Stable	F1+ (bra)	Stable
Fitch Ratings	Local Currency	A-	Stable	F1	Stable
	Foreign Currency	BBB+	Stable	F2	Stable
	National Scale	brAAA	Stable	brA-1	Stable
Standard & Poor’s	Local Currency	BBB-	Stable	A-3	Stable
	Foreign Currency	BBB-	Stable	A-3	Stable
	National Scale	Aaa.br	Stable	Br-1	Stable
Moody’s	Local Currency	A2	Stable	P-1	Stable
	Foreign Currency	Baa3	Stable	P-3	Stable

* Fitch has upgraded Santander Brasil on April, 7, 2011.

MACROECONOMIC ENVIRONMENT

Recent economic data suggest slowing in economic growth. In the fourth quarter of 2010, Brazil’s GDP grew 5.0% over the same period in 2009, but lower than the 6.7% registered in the third quarter, led by the services sector on the supply side and by family consumption on the demand side. However, this lower growth was partly due to the growth in imports. Domestic demand remains strong, up 7.1% year over year (8.2% in the third quarter), thanks to the strong growth in income, employment and credit availability.

Overall inflation increased in the beginning of 2011, largely pressured by food products, due to the global increase in food prices, followed by services. IPCA, the main consumer price index, rose 6.3% in the twelve months ended in March, higher than the 4.5% target established by the monetary authorities. In the same period, wholesale agricultural prices rose 27.6%, well above the 8.9% increase in industrial prices, reflecting the trend in the international commodities markets. In a scenario of inflationary pressure, the market expects inflation to remain above the target, with IPCA for 2011 and 2012 estimated at 6.3% and 5.0%, respectively. In response to the worsening inflation scenario, the Monetary Policy Committee (Copom) continued to raise the benchmark Selic rate - at its meeting in April, it once again raised the Selic by 25 basis points, from 11.75% to 12.00% p.a.

Trade balance continues positive in the beginning of 2011, with a surplus of US$22.6 billion in the twelve months ended in March. The strong hike in commodities prices has benefited exports, especially of basic products, which grew 45% in the first three months of the year compared to the same period in 2010. Semi-manufactured products, partly influenced by commodities, increased 31%. These gains have been sufficient to offset the growth in imports, driven by strong domestic demand, which not only boosts the purchase of consumer goods but also of capital goods and raw materials (growth of 32.8%, 29.4% and 19.0% yoy).

The trend reversal in trade balance contrasts the increasing deficit in the services sector, caused by the remittances of profits and dividends, which maintained the current account deficit relatively steady at around US$49 billion in 12 months (2.3% of GDP). This net remittance outflow was more than sufficiently financed by the strong inflow of foreign investments, both direct (US$55.7 billion) and portfolio investments (US$66.6 billion), which helped keep the foreign exchange rate practically stable at R$1.63/US$ in March 2011.

Total credit in Brazil’s National Financial System continued to grow in the beginning of 2011, registering a 21.0% growth in February 2011 over February 2010 and remaining close to the December and January levels. Earmarked credit, especially from BNDES, remained the leading credit source; however, mortgages too have been registering strong growth rates. In the 12 months ended February, the share of earmarked credit increased 25.4%, whereas the volume of non-earmarked credit increased 17.8%, led by loans to individuals, which increased 19.8%, surpassing the volume of loans to companies 15.9% in the period. As a result, the credit/GDP ratio reached 46.5%. However, the macroprudential measures adopted by the Brazilian Central Bank in the beginning of December 2010 aim to reduce new credit concession, which will curtail the growth of credit supply in the next months.

The growth in household debt has not significantly changed the commitment of the monthly income to pay amortizations and interest, thanks to the simultaneous increase in incomes, despite the slight reduction in payment terms and the increase in interest rates for the borrower at the beginning of the year. The combination of these factors maintained the default rate stable till February, at 3.6% for companies and 5.8% for individuals.

In general, the solid domestic demand and health of the financial system remain fundamental for sustaining Brazil’s growth despite the uncertainties surrounding the global economic recovery. The continuation of the country’s positive macroeconomic fundamentals should play a key role in ensuring the sustainability of this economic growth cycle.

ECONOMIC AND FINANCIAL INDICATORS	1Q11	4Q10	1Q10
Country risk (EMBI)	174	189	182
Exchange rate (R$/ US$ end of period)	1.628	1.666	1.781
IPCA (in 12 months)	6.30%	5.91%	5.13%
Benchmark Selic Annual Rate	11.75%	10.75%	8.75%
CDI¹	2.64%	2.57%	2.02%
Ibovespa Index (closing)	68,587	69,305	70,372
1. Quarterly effective rate.

RECENT EVENTS

LAUNCH OF THE ESSO SANTANDER CREDIT CARD

The Banco Santander announced to the market that, in partnership with Cosan Combustíveis e Lubrificantes, a subsidiary of Cosan S.A. Indústria e Comércio and holder of the right to use the Esso and Mobil brands in Brazil, launched the Esso Santander credit card in the first quarter of 2011 to leverage its credit card business through alliances.

ACQUISITION OF SANTANDER SPAIN’S CREDIT PORTFOLIO

On February 21, 2011, Banco Santander’s Board of Directors approved the acquisition, through its Cayman branch, of Santander Spain’s credit portfolio, consisting of trade and export financing agreements with Brazilian clients or their overseas branches, up to the limit of US$1,085 million.

In the first quarter of 2011, were acquired $ 877 million related to contracts of this portfolio.

SALE OF SANTANDER SEGUROS

At a meeting held on February 21, 2011, Banco Santander’s Board of Directors approved the main terms and conditions for the sale of all the shares issued by its wholly-owned subsidiary, Santander Seguros, to a holding company headquartered in Spain (“Holding”), initially to be held directly or indirectly by its controlling shareholder, Banco Santander S.A. ("Santander Spain") ("Transaction").

The Transaction is part of the strategic alliance between Santander Spain and Zurich Financial Services Ltd. ("Zurich"), involving the acquisition, by the Holding, of all the property and casualty and life insurance and private pension companies of the Santander Group in Argentina, Brazil, Chile, Mexico and Uruguay. Once the Transaction is concluded and the Holding acquires the other assets referred hereto, Santander Spain will sell fifty-one percent (51%) of the Holding's capital to Zurich.

Santander Seguros’ core business is all types of insurance for individuals, savings funds and private pension plans. It is the majority shareholder of Santander Brasil Seguros S.A. (“Santander Brasil Seguros” and, jointly with Santander Seguros, “Insurers”), whose core business is all types of property damage insurance.

The completion of the Transaction is subject to compliance with certain conditions precedent that are typical of similar transactions, including the negotiation and execution of definite agreements and obtaining the relevant regulatory approvals. It is expected that the Operation will be completed by the end of 2011.

As part of the Transaction, the Insurers will enter into distribution agreements with Banco Santander for at least 25 years, according to which the Insurers will have exclusive access during the term of the agreements, to Banco Santander’s distribution channels through its branch network, except for auto insurance which are not included in the Transaction. As per the agreements, Banco Santander will receive remuneration equivalent to the amount currently received.

The Transaction aims to drive and strengthen of Banco Santander in the insurance market by offering a wider range of products, covering clients that are currently not served by insurers, and leveraging Banco Santander’s distribution capacity, among others.

Santander Capitalização S.A. (“Capitalização”) is not included in the Transaction and will remain under Banco Santander’s control and will be split from Santander Seguros through a partial spin-off at an opportune moment. Banco Santander will continue to sell insurance through Santander S.A. - Serviços Técnicos, Administrativos and Corretagem de Seguros.

As a result of the Transaction, Banco Santander will receive R$ 3,167 million on the agreement date, which is subject to adjustments, including reductions due to the partial spin-off of Santander Capitalização, to be recorded in book value.

Santander Seguros is a wholly-owned subsidiary of Banco Santander and hence the purchase and sale that is the object of the Transaction will entitle Banco Santander shareholders to preemptive rights, pursuant to article 253 of Law 6,404/76.

EXECUTIVE SUMMARY

Banco Santander reported net profit of R$ 2,071 million in the first quarter de 2011, a 17.5% growth over the same period in 2010. The net profit increased 8.0% compared to the previous quarter.

Shareholders’ equity in March 2011 totaled R$ 45,772 million, excluding R$ 28,312 million related to the goodwill on the acquisition of Banco Real and Real Seguros Vida e Previdência.

The return on average equity adjusted for goodwill reached 19.4%, 1.4 p.p. up year-on-year.

The efficiency ratio came to 34.0% in March 2011, a 1.4 p.p. increase year-on-year. This performance is, in large part, a result of higher expenses due to higher volume of investment in infrastructure, by expanding the number of branches and hiring more employees. In the quarter, the indicator showed an improvement of 1.3 p.p., due to the growth of net interest income and net fees, 2.2% and 3.2% respectively, and expenses control.

Administrative expenses increased by 3.3% in twelve months, the personnel expenses had shown a growth of 19.3% in the same period. This performance is explained partly by the effort to expand the branches network and sales teams that resulted in hiring staff.

- Sound Balance Sheet: the BIS ratio was 22.7% in December, a 1.7 p.p. decrease in twelve months. Coverage ratio reached 98.1% in March 2011.

Santander's credit growth strategy remains based on the most profitable segments: Individual and SMEs. Consequently, the total portfolio reached R$ 164,598 million, growing 17.6% in twelve months or R$ 24,688 million. Of this amount 72% came from these segments, 38% Individuals and 34% SMEs. The Expanded¹ Credit Portfolio grew by 21.9% in 12 months and by 3.2% in the quarter.

Loans to individuals grew by 21.5% in twelve months and by 4.9% in the quarter, accelerating on year over year base. The products with higher growth were payroll loans, mortgages and credit cards.

Loans to small and medium companies totaled R$ 39,176 million in the first quarter of 2011, 27.7% up in twelve month and grew 2.6% in the quarter.

Funding from clients² plus assets under management reached R$ 283,631 million in March 2011, 18.0% higher over the same period in 2010 and e 4.6% over December 2010.

Funding from clients reached R$ 168,236 million in the first quarter of 2011, an increase of 25.8% in twelve months and 5.2% in three months. The increase observed is higher than the growth rate of the loan portfolio, which improved the credit/funding ratio from 105% in March 2010 to 99% in this quarter. Part of this performance is the result of a new instrument for funding, the Letras Financeiras, which have minimum redemption period of two years and reserve requirement exemption.

COMPLETION OF INTEGRATION PROCESS

Important stages of the integration process were gradually being implemented, and new products, services and functionalities added to our clients' daily routine, always with the objective of bringing together the best of each bank.

In February, we migrated all individual’s accounts and operations and most retail corporate clients from Banco Real to the integrated systems platform. We completed the process in March with the migration of the remaining retail corporate clients and large corporations (Wholesale).

The implementation of this last phase marked the completion of the integration between Banco Real and Santander. Clients now have at their disposal a wide range of products and services common to all. The core objective of this large project has always been to continuously improve the level of services provided to clients.

¹ Includes the acquisition of portfolio and others Credit Related Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes).
²Include savings, demand deposits, time deposit, debenture, LCA, LCI and Letras Financeiras.

UNAUDITED ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

In order to provide a better understanding of results in IFRS, we present, in this report, the managerial income statement. The main difference from the Reported (Accounting) Income Statement is the adjustment of the fiscal hedge over the investment in the Cayman branch and the adjustment of accounting standardization applied to leasing transactions that took place during the system integration of Banco Real and Banco Santander. Both adjustments have no effect on net profit.

Fiscal Hedge: The impact of the fiscal hedge in the income tax line was adjusted to the gain (losses) on financial assets and liabilities plus exchange rates differences. Under the Brazilian income tax rules, gains (losses) resulting from the impact of changes in the BRL_USD exchange rate on our investment - dollar denominated - in the Cayman branch are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedging portfolio, comprised of derivatives, is set up in such a way that the net profit is protected from this tax related foreign exchange exposure. Thus, our effective tax rate and revenues from gain (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange movements.

Santander Leasing: Accounting standardization applied to leasing transactions that took place during the system integration of Banco Real and Banco Santander.

All the information and comments regarding the Income Statement in this report are based on the managerial income statement, except when quoted otherwise.

INCOME STATEMENT (R$ Million)	1Q11 Reported	Fiscal Hedge	Leasing adjustment	1Q11 Managerial	1Q10 Reported	Fiscal Hedge	Leasing adjustment	1Q10 Managerial	4Q10 Reported	Fiscal edge	Leasing adjustment	4Q10 Managerial
Net Interest Income	6,639			6,639	5,833		(119)	5,952	6,360		(139)	6,499
Income from equity instruments	5			5	4			4	32			32
Share of results of entities accounted for using the
equity method	18			18	10			10	10			10
Net fees	1,782			1,782	1,622			1,622	1,726			1,726
Gains (losses) on financial assets and liabilities (net)	473	198		275	559	(49)		608	380	147		233
Other operating income (expenses)	(29)			(29)	(45)			(45)	(138)			(138)
Total income	8,888	198		8,690	7,983	(49)		8,151	8,370	147		8,362
General expenses	(2,959)			(2,959)	(2,655)			(2,655)	(2,952)			(2,952)
Administrative expenses	(1,343)			(1,343)	(1,300)			(1,300)	(1,274)			(1,274)
Personnel expenses	(1,616)			(1,616)	(1,355)			(1,355)	(1,678)			(1,678)
Depreciation and amortization	(338)			(338)	(286)			(286)	(349)			(349)
Provisions (net)¹	(630)			(630)	(629)			(629)	(381)			(381)
Losses on assets (net)	(2,068)			(2,068)	(2,407)			(2,526)	(1,816)			(1,955)
Allowance for loan losses²	(2,059)			(2,059)	(2,403)		119	(2,522)	(1,768)		139	(1,907)
Losses on other assets (net)	(9)			(9)	(4)			(4)	(48)			(48)
Net gains on disposal of assets	29			29	117			117	(60)			(60)
Net profit before tax	2,922	198		2,724	2,123	(49)		2,172	2,812	147		2,665
Income tax	(851)	(198)		(653)	(360)	49		(409)	(894)	(147)		(747)
Net profit	2,071	-		2,071	1,763	-	-	1,763	1,918	-		1,918

1. Includes provisions for civil, labor and others litigations. 2. Includes recoveries of loans previously written off.

MANAGERIAL INCOME STATEMENT¹	1Q11	1Q10	Var.	4Q10	Var.
(R$ Million)			1Q11x1Q10		1Q11x4Q10
Net Interest Income	6,639	5,952	11.5%	6,499	2.2%
Income from equity instruments	5	4	25.0%	32	n.a.
Share of results of entities accounted for using the equity method	18	10	80.0%	10	80.0%
Net fees	1,782	1,622	9.9%	1,726	3.2%
Gains (losses) on financial assets and liabilities (net) + exchange rate
differences (net)	275	608	-54.7%	233	18.2%
Other operating income (expenses)	(29)	(45)	n.a.	(138)	-79.0%
Total income	8,690	8,151	6.6%	8,362	3.9%
General expenses	(2,959)	(2,655)	11.5%	(2,952)	0.2%
Administrative expenses	(1,343)	(1,300)	3.3%	(1,274)	5.4%
Personnel expenses	(1,616)	(1,355)	19.3%	(1,678)	-3.7%
Depreciation and amortization	(338)	(286)	18.2%	(349)	-3.2%
Provisions (net)²	(630)	(629)	0.2%	(381)	65.4%
Losses on assets (net)	(2,068)	(2,526)	-18.1%	(1,955)	5.8%
Allowance for loan losses³	(2,059)	(2,522)	-18.4%	(1,907)	8.0%
Losses on other assets (net)	(9)	(4)	n.a.	(48)	n.a.
Net gains on disposal of assets	29	117	-75.2%	(60)	-148.3%
Net profit before tax	2,724	2,172	25.4%	2,665	2.2%
Income tax	(653)	(409)	59.8%	(747)	-12.5%
Net profit	2,071	1,763	17.5%	1,918	8.0%

1. Includes the Cayman tax reclassification and Leasing’s accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Includes provisions for civil, labor and others litigations.
3. Includes recoveries of loans previously written off.

Net interest income in the first quarter of 2011 totaled R$ 6,639 million, 11.5% up over the same period in 2010. Over the prior quarter, net interest income grew 2.2%.

Revenues from credit operations climbed by 16.7% in twelve months and 5.6% in the quarter, due to the growth in the average portfolio volume of R$ 24.6 billion and R$ 6.9 billion in twelve months and three months, respectively. Also the spread increase in the quarter supported the credit related net interest income expansion. Revenues from deposits grew 32.5% in twelve months and decreased 2.1% in the quarter.

The increase in Nonearmarked Resources and others, compared to the first quarter of 2010, showed a decrease of 5.0%. And over the prior quarter, a decrease of 7.0%.

NET INTEREST INCOME (R$ Million)	1Q11	1Q10	Var.	4Q10	Var.
			1Q11x1Q10		1Q11x4Q10
Credit	4,871	4,173	16.7%	4,615	5.6%
Average Volume	160,128	135,478	18.2%	153,209	4.5%
Spread (Annualized)	12.3%	12.5%	-0.1 p.p.	11.9%	0.4 p.p.
Deposits	275	208	32.5%	281	-2.1%
Average Volume[1]	112,864	106,494	6.0%	108,590	3.9%
Spread (Annualized)	1.0%	0.8%	0.2 p.p.	1.0%	0.0 p.p.
Non-interest bearing liabilities and others	1,492	1,571	-5.0%	1,604	-7.0%
Total net interest income	6,639	5,952	11.5%	6,499	2.2%

1. Includes demand deposits, saving deposits and time deposits.

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES (NET) + EXCHANGE RATE DIFFERENCES

Gains (losses) on financial assets and liabilities (net) plus exchange differences totaled R$ 275 million in the first quarter of 2011, an increase of 18.2% over the previous quarter, excluding the effect of the tax hedge of the investment at the Cayman branch.

GAINS (LOSSES) ON FINANCIAL ASSETS	1Q11	1Q10	Var.	4Q10	Var.
AND LIABILITIES (NET) (R$ Million)			1Q11x1Q10		1Q11x4Q10
Total	473	559	-15.3%	380	24.3%
Cayman Fiscal Hedge	198	(49)	n.a.	147	34.4%
Total excluding Cayman Hedge	275	608	-54.7%	233	18.2%

NET FEES

Net fees amounted to R$ 1,782 million in the first quarter of 2011, up 9.9% over the same period in 2010, due to the higher volume of business in the asset management, insurance and credit cards.

Commissions from insurance and capitalization (also called savings bonds) climbed 73.2% year on year, reaching R$ 485 million. This variation is partially explained by changing the terms of the insurance premiums of life and personal accident that, from 2011, ceased to be renewed on a monthly basis to be renewed on annual basis. For the bank, as the distribution fees are calculated based on the insurance premiums, the annualization led to a positive impact of R$150 million, since on this quarter there is an insurance renew concentration.

Revenues from credit and debit cards totaled R$ 311 million in the first quarter of 2011, up 46.0% in twelve months, thanks to the strategy of innovation and focusing on customer needs, which resulted in card base growth and higher product penetration.

Asset management fees and pension funds were R$ 296 million in the first quarter of 2011, a 12.3% increase year on year, due to the growth in the volume of assets under management.

NET FEES (R$ Million)	1Q11	1Q10	Var.	4Q10	Var.
			1Q11x1Q10		1Q11x4Q10
Banking fees	546	588	-7.1%	588	-7.2%
Insurance and capitalization	485	280	73.2%	307	57.8%
Asset management and pension plans	296	263	12.3%	296	0.0%
Credit and Debit Cards	311	213	46.0%	270	15.1%
Receiving services	120	125	-3.6%	128	-6.2%
Collection	92	96	-4.1%	101	-8.7%
Bills, taxes and fees	28	28	-2.0%	27	3.2%
Capital markets	69	108	-36.1%	138	-50.2%
Foreign trade	96	102	-6.4%	98	-2.9%
Others¹	(140)	(56)	148.4%	(100)	40.0%
Total	1,782	1,622	9.9%	1,726	3.2%
1. Includes taxes and others.

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses (administrative + personnel) totaled R$ 2,959 million in the first quarter of 2011, up 11.5% compared to same period of 2010. This growth is, in large part, a result of the effort to expand the branch network and the sales team of the SME segment. Compared to fourth quarter of 2010, total expenses grew 0.2%.

Administrative expenses amounted to R$ 1,343 million in 1Q11, increase 3.3% year on year and 5.4% over the prior quarter.

Personnel expenses reached R$ 1,616 million in the first quarter of 2011, up 19.3% year on year and decreased 3.7% quarter on quarter. The performance of twelve months is explained mainly by the recruitment of employees, a consequence of the expansion of branch network, and the impact of wage bargaining agreement.

As a result, the efficiency ratio in the quarter, obtained by dividing general expenses by total revenue, came to 34.0%, a 1.3 p.p. improve from previous quarter.

EXPENSES (R$ Million)	1Q11	1Q10	Var.	4Q10	Var.
			1Q11x1Q10		1Q11x4Q10
ADMINISTRATIVE EXPENSES
Specialized third-party technical services	386	374	3.2%	368	4.9%
Asset maintenance and conservation	265	226	17.3%	241	10.0%
Data processing	253	242	4.5%	139	82.0%
Advertising, promotions and publicity	83	77	7.8%	141	-41.1%
Communications	143	145	-1.4%	134	6.7%
Transport and travel	32	33	-3.0%	43	-25.6%
Security and surveillance	124	129	-3.9%	132	-6.1%
Others	57	74	-23.0%	76	-25.0%
Total	1,343	1,300	3.3%	1,274	5.4%
PERSONNEL EXPENSES
Salaries	1,021	843	21.1%	1,025	-0.4%
Social security and pension plans	270	238	13.4%	285	-5.3%
Benefits	208	195	6.7%	208	0.0%
Training	29	12	141.7%	38	-23.7%
Others	88	67	31.3%	122	-27.9%
Total	1,616	1,355	19.3%	1,678	-3.7%
ADMINISTRATIVE EXPENSES + PERSONNEL EXPENSES	2,959	2,655	11.5%	2,952	0.2%
DEPRECIATION AND AMORTIZATION	338	286	18.2%	349	-3.2%
TOTAL GENERAL EXPENSES AND AMORTIZATION	3,297	2,941	12.1%	3,301	-0.1%

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses, including the income from recoveries, totaled R$ 2,059 million in the first quarter of 2011, 18.4% down year-on-year. Credit recoveries increased 217.7% in the previous quarter and 139.2% year over year.

RESULT OF ALLOWANCE FOR LOAN LOSSES	1Q11	1Q10	Var.	4Q10	Var.
(R$ Million)			1Q11x1Q10		1Q11x4Q10
Expense for allowance for loan losses	(2,607)	(2,695)	-3.3%	(2,136)	22.0%
Income from recovery of credit written off as loss	549	173	217.7%	229	139.2%
Total	(2,059)	(2,522)	-18.4%	(1,907)	8.0%

DELINQUENCY RATIO (IFRS)

The delinquency ratio (credits overdue more than 90 days, plus performing loans with high delinquency risk) stood at 6.1% in the first quarter of 2011, 0.9 p.p. down from the same period in 2010. In the quarter, the ratio increased 0.3 p.p.

Some seasonal factors explain, in large part, the increase in defaults in the first quarter. In addition, in the system platform integration, the delinquency figure in IFRS coming from Banco Real was revised, wich explains more than 50% of the increment the delinquency rate.

Note that the delinquency ratio is more conservative under IFRS than in BR GAAP and hence they are not comparable.

1. Portfolio overdue by more than 90 days plus loans with high default risk/ credit portfolio

COVERAGE RATIO (IFRS)

The coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days plus performing loans with high delinquency risk. In the first quarter of 2011, the ratio reached 98.1%, declining 0.2 p.p. over the previous quarter.

DELINQUENCY RATIO IN BRGAAP (OVER 90 DAYS)

Credits overdue more than 90 days amounted to 4.0% of the total portfolio in the first quarter of 2011, a 1.4 p.p. decrease year on year. Delinquency levels increased in the quarter, both for the corporate segment and for the individual segment, 0.2 p.p. and 0.1 p.p., respectively. The increase is explained, mainly, by seasonal factors. Note that the delinquency ratio under BR GAAP was not impacted by the system integration.

1. Portfolio overdue by more than 90 days/ Credit Portfolio BR GAAP.

NON-PERFORMING LOANS (OVER 60 DAYS) Non-performing loans overdue more than 60 days reached 5.0% in 1Q11, decrease 1.4 p.p. year on year and up 0.3 p.p. in the quarter.	1. Portfolio overdue by more than 60 days/ Credit Portfolio BR GAAP.

CONTIGENCIES PROVISIONS (NET)

Provisions (net) totaled R$ 630 million in the first quarter of 2011, approximately the same level as observed in 1Q10.

PROVISIONS (R$ Million)	1Q11	1Q10	Var.	4Q10	Var.
			1Q11x1Q10		1Q11x4Q10
Provisions for civil, labor, fiscal and other contingencies	(630)	(629)	0.2%	(381)	65.4%

INCOME TAXES

In the first quarter of 2011, income taxes totaled R$ 653 million, 59.8% more than in the same period of 2010.

Note that the tax line includes income tax, social contribution, PIS, COFINS, and excludes the Cayman hedge effect, in accordance with the reconciliation on page 10 of this report.

BALANCE SHEET¹

ASSETS (R$ Million)	Mar/11	Mar/10	Var.	Dec/10	Var.
		Mar11xMar10		Mar11xDec10
Cash and balances with the Brazilian Central Bank	57,443	36,835	55.9%	56,800	1.1%
Financial assets held for trading	23,541	23,133	1.8%	24,821	-5.2%
Other financial assets at fair value through profit or loss	18,105	15,873	14.1%	17,939	0.9%
Loans and advances to credit institutions	212	1,225	-82.7%	292	-27.4%
Loans and advances to customers	-	232	n.a.	-	n.a.
Debt Instruments	210	208	1.0%	224	-6.3%
Equity Instruments	17,683	14,208	24.5%	17,423	1.5%
Available-for-sale financial assets	52,171	37,183	40.3%	47,206	10.5%
Loans and receivables	178,758	150,003	19.2%	174,107	2.7%
Loans and advances to credit institutions	23,914	20,330	17.6%	22,659	5.5%
Loans and advances to customers	164,597	139,678	17.8%	160,559	2.5%
Debt Instruments	79	-	n.a.	81	n.a.
Allowances for credit losses	(9,832)	(10,005)	-1.7%	(9,192)	7.0%
Tangible assets	4,576	3,835	19.3%	4,518	1.3%
Intangible assets	31,949	31,587	1.1%	31,962	0.0%
Goodwill	28,312	28,312	0.0%	28,312	0.0%
Others	3,637	3,275	11.1%	3,650	-0.4%
Tax assets	14,343	14,834	-3.3%	14,842	-3.4%
Other assets	3,102	2,766	12.1%	2,468	25.7%
Hedging derivatives	128	133	-3.8%	116	10.3%
Non-current assets held for sale	65	41	58.5%	67	-3.0%
Investment in associates	394	423	-6.9%	371	6.2%
Other	2,515	2,169	16.0%	1,914	31.4%
Total assets	383,988	316,049	21.5%	374,663	2.5%

LIABILITIES (R$ Million)	Mar/11	Mar/10	Var.	Dec/10	Var.
		Mar11xMar10		Mar11xDec10
Financial liabilities held for trading	4,898	4,505	8.7%	4,785	2.4%
Financial liabilities at amortized cost	261,011	203,499	28.3%	253,341	3.0%
Deposits from the Brazilian Central Bank	-	117	n.a.	-	n.a.
Deposits from credit institutions	36,995	24,092	53.6%	42,392	-12.7%
Customer deposits²	174,423	147,287	18.4%	167,949	3.9%
Marketable debt securities	26,907	11,271	138.7%	20,087	34.0%
Subordinated liabilities	9,974	9,855	1.2%	9,695	2.9%
Other financial liabilities	12,712	10,877	16.9%	13,218	-3.8%
Insurance contracts	20,179	16,102	25.3%	19,643	2.7%
Provisions³	9,010	9,881	-8.8%	9,395	-4.1%
Tax liabilities	10,590	8,516	24.4%	10,530	0.6%
Other liabilities	3,584	2,817	27.2%	3,605	-0.6%
Hedging derivatives	-	37	n.a.	-	n.a.
Other liabilities	3,584	2,778	29.0%	3,605	-0.6%
Other financial Liabilities at fair value through profit or loss	-	2	n.a.	-	n.a.
Total liabilities	309,272	245,320	26.1%	301,299	2.6%
Total Equity[4]	74,716	70,729	5.6%	73,364	1.8%
Total liabilities and equity	383,988	316,049	21.5%	374,663	2.5%

1. Unaudited balance sheet accountant 2. Includes repo. 3. Provisions for pensions and contingent liabilities. 4. Includes minority interest and adjustment to market value.

In the first quarter of 2011, total assets came to R$ 383,988 million, a 21.5% increase year on year, chiefly due to the growth of the credit portfolio and of the cash and balances with the Brazilian Central Bank.

SECURITIES

The securities portfolio totaled R$ 93,812 million in the first quarter of 2011, up 25.4% in twelve months. Compared to December 2010, the balance of securities grew 4.4%.

SECURITIES (R$ Million)	Mar/11	Mar/10	Var.	Dec/10	Var.
		Mar11xMar10		Mar11xDec10
Public securities	57,982	48,142	20.4%	55,823	3.9%
Private securities, funds quotas / others	12,961	7,988	62.3%	11,443	13.3%
PGBL / VGBL fund quotas	17,683	14,208	24.5%	17,423	1.5%
Financial instruments	5,186	4,491	15.5%	5,134	1.0%
Total	93,812	74,829	25.4%	89,823	4.4%

CREDIT PORTFOLIO

Total credit portfolio came to R$ 164,598 million in the first quarter of 2011, a 17.6% growth in twelve months and 2.5% increase in three months. Excluding the effect of the appreciation of the Real against the Dollar, credit would have grown by 19.3% over March 2010 and 2.9% over December 2010.

Moreover, the credit portfolio under IFRS standard does not include the acquisition of portfolio from other banks with co-obligation. Including the acquisition of portfolio and excluding the effect of the appreciation of the Real against the Dollar, the year-on-year credit growth (without the foreign exchange effect) would be 18.4%.

The expanded credit portfolio, that includes the acquisition of portfolio and other credit related transactions with clients, increased 21.9% in twelve months and 3.2% in the quarter. Noted that a significant portion of other loans was originated in the Corporate Segment.

The expanded credit portfolio increased 21.3% in twelve months in BR GAAP, which came to R$ 179,161 million.

MANAGERIAL BREAKDOWN OF CREDIT ¹	Mar/11	Mar/10	Var.	Dec/10	Var.
TO CLIENTS (R$ Million)			Mar11xMar10		Mar11xDec10
Individuals	53,456	43,992	21.5%	50,981	4.9%
Consumer finance	26,939	25,509	5.6%	26,969	-0.1%
SMEs	39,176	30,681	27.7%	38,178	2.6%
Corporate	45,026	39,728	13.3%	44,430	1.3%
Total	164,598	139,910	17.6%	160,558	2.5%
Other credit related transactions²	9,251	3,530	162.1%	7,674	20.5%
Aquired Portfólio	4,105	2,535	61.9%	4,200	-2.3%
Total expanded credit portfolio	177,953	145,974	21.9%	172,432	3.2%
Total guarantees	20,934	21,111	-0.8%	22,563	-7.2%
Total Expanded Credit Portfolio with guarantees	198,887	167,085	19.0%	194,995	2.0%

Total expanded² credit portfolio - BR GAAP (excluding guarantees)	179,161	147,653	21.3%	173,052	3.5%

1. SMEs and Corporate loans for the year 2010 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 2011
2 - Includes Debenture, FIDC, CRI , Floating Rate Notes and Promissory Notes

LOANS TO INDIVIDUALS

In the first quarter of 2011, loans to individuals totaled R$ 53,456 million, up 21.5% in twelve months and 4.9% over the previous quarter. This growth was mainly driven by payroll loans, mortgages and credit cards.

The volume of credit cards portfolio grew by 28.7% in twelve months and remained stable in the quarter. The volume reached R$ 10,758 million in the first quarter of 2011. The portfolio stability in the quarter is partly due to the seasonal peak at 4Q10.

The payroll loan portfolio, including portfolio acquired, reached in the first quarter of 2011 R$ 14,035 million, a 34.6% increase year over year. Compared to December 2010, the increase reached 3.7%. Mortgages for individuals totaled R$ 7,109 million, up 32.5% in twelve months and 6.1% in three months.

CONSUMER FINANCE

The consumer finance portfolio reached R$ 26,939 million in the first quarter of 2011, a 5.6% increase in twelve months and a decrease of 0.1% in three months. In this segment the focus of activities has been centered on improving profitability.

CORPORATE AND SMEs LOANS

Corporate loans came to R$ 84,203 million in the first quarter of 2011, up 19.6% year on year and 1.9% quarter on quarter.

Loans to large companies stood at R$ 45,026 million, up 13.3% year on year and 1.3% quarter on quarter. As a significant part of the other credit¹ related transactions with clients was carried out with large companies, the growth rate on quarterly and yearly basis in this segment would be materially higher in case these transactions are included.

Loans to small and medium companies totaled R$39,176 million in the first quarter, a 27.7% upturn year on year and 2.6% in the quarter. The slowdown in the quarter is, in large part, seasonal.

 ¹Includes Debentures, FIDC, CRI, Promissory Notes and others.

INDIVIDUAL AND CORPORATE LOANS PORTFOLIO BY PRODUCT

The following table provides the breakdown of the credit portfolio by product. As mentioned before, the highest growth rates among the individual’s products were payroll loans, mortgages and credit cards.

The leading performers in corporate loans were mortgages and trade finance, which grew 31.8% and 38.5%, respectively, in twelve months.

BREAKDOWN OF MANAGERIAL CREDIT	Mar/11	Mar/10	Var.	Dec/10	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Mar11xMar10		Mar11xDec10
Individuals
Leasing / Auto Loans¹	2,466	2,210	11.6%	2,471	-0.2%
Credit Card	10,758	8,357	28.7%	10,760	0.0%
Payroll Loans²	14,305	10,628	34.6%	13,800	3.7%
Mortgages	7,109	5,365	32.5%	6,698	6.1%
Agricultural Loans	2,710	2,988	-9.3%	2,817	-3.8%
Personal Loans / Others	20,212	16,979	19.0%	18,635	8.5%
Total Individuals including acquired portfolio	57,561	46,527	23.7%	55,181	4.3%
Total Individuals	53,456	43,992	21.5%	50,981	4.9%

Consumer Finance	26,939	25,509	5.6%	26,969	-0.1%

Corporate and SMEs
Leasing / Auto Loans	2,941	2,831	3.9%	3,051	-3.6%
Construction Loans	5,700	4,324	31.8%	5,392	5.7%
Trade Finance	20,911	15,102	38.5%	19,820	5.5%
On-lending	7,738	9,213	-16.0%	8,077	-4.2%
Agricultural Loans	1,991	2,056	-3.1%	2,063	-3.5%
Working capital / Others	44,921	36,884	21.8%	44,206	1.6%
Total Corporate and SMEs	84,203	70,409	19.6%	82,608	1.9%

Total Credit	164,598	139,910	17.6%	160,558	2.5%
Other Credit Risk Transactions with clients[3]	9,251	3,530	162.1%	7,674	20.5%
Total Expanded[3] Credit Portfolio	173,849	143,440	21.2%	168,232	3.3%
Acquired portfolio	4,105	2,535	61.9%	4,200	-2.3%
Total Expanded[3] Credit Portfolio including acquired portfolio	177,953	145,974	21.9%	172,432	3.2%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 24,291 in 1Q11, R$ 24,173 million in 4Q10, R$ 23.054 million in 1Q10.
2. Includes Payroll Loan acquired portfolio
3. Includes Debentures, FIDC, CRI, Floating Rate Notes and Promissory Notes

FUNDING

Funding from clients and asset under management reached R$ 283,631 million in the first quarter of 2011, up by 18.0% in twelve months, led by savings deposits (+17.1% yoy) and Debenture/LCI/LCA (+47.3% yoy).

Funding from clients totaled R$ 168,236 million in the first quarter of 2011, up by 25.8% from March 2010 and 5.2% from December of 2010. The acceleration observed in twelve months is the result of an important and new instrument of funding, the Letras Financeiras. This financial instrument provides more funding stability, because the minimum tenor is two years. In addition, since December 2010, the Letras Financeiras is exempt from reserve requirement, the opposite of what happened to the Time deposits, which experienced an increase in reserve requirement from 23% to 32%.

FUNDING (R$ Million)	Mar/11	Mar/10	Var.	Dec/10	Var.
			Mar11xMar10		Mar11xDec10
Demand deposits	15,343	13,699	12.0%	16,131	-4.9%
Savings deposits	30,195	25,781	17.1%	30,304	-0.4%
Time deposits	73,482	68,252	7.7%	68,916	6.6%
Debenture/LCI/LCA¹	38,332	26,025	47.3%	37,892	1.2%
Letras Financeiras²	10,884	-	n.a.	6,639	63.9%
Funding from clients	168,236	133,757	25.8%	159,882	5.2%
Assets under management	115,395	106,572	8.3%	111,338	3.6%
Funding from clients + AUM	283,631	240,329	18.0%	271,220	4.6%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)
2. Bonds issued by Financial Institution on the domestic market

CREDIT/FUNDING RATIO

The following table shows the sources of funds used in credit operations, which includes deposits from clients, net of reserve requirements, offshore and domestic funding, as well as securities issued abroad.

In the first quarter of 2011, funding grew, in twelve months, faster than the loan portfolio. Thus, the credit/funding ratio reached 99% in March 2011, an improvement of 6.1 p.p.

The bank has a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Mar/11	Mar/10	Var.	Dec/10	Var.
		Mar11xMar10			Mar11xDec10
Funding from clients	168,236	133,757	25.8%	159,882	5.2%
(-) Reserve Requirements	(54,291)	(34,043)	59.5%	(53,642)	1.2%
Funding Net of Compulsory	113,945	99,714	14.3%	106,240	7.3%
Borrowing and Onlendings	24,660	20,566	19.9%	26,152	-5.7%
Subordinated Debts	9,974	9,855	1.2%	9,695	2.9%
Funding Offshore	18,330	3,507	422.7%	11,567	58.5%
Total Funding (A)	166,909	133,642	24.9%	153,654	8.6%
Total Credit (B)	164,598	139,910	17.6%	160,558	2.5%
B / A (%)	99%	105%	-6.1 p.p.	104%	-5.9 p.p.

BIS RATIO – BR GAAP

The BIS ratio reached 22.7% in March 2011, a decrease of 1.7 p.p. over the same period in 2010. Note that, according to Brazilian regulations, the minimum ratio is 11%.

The calculated BIS ratio excludes the amount of unamortized goodwill from the capital base.

OWN RESOURCES and BIS (R$ Million)	Mar/11	Mar/10	Var.	Dec/10	Var.
		Mar11xMar10			Mar11xDec10
Adjusted Tier I Regulatory Capital¹	46,300	43,912	5.4%	44,884	3.2%
Tier II Regulatory Capital	7,342	8,451	-13.1%	7,433	-1.2%
Tier I and II Regulatory Capital¹	53,642	52,363	2.4%	52,317	2.5%
Required Regulatory Capital	25,990	23,652	9.9%	26,020	-0.1%
Risk-weighted assets	236,273	215,018	9.9%	236,545	-0.1%
Basel II Ratio	22.7%	24.4%	-1.7 p.p.	22.1%	0.5 p.p.

Amounts calculated based on the consolidated information of the financial institutions (financial group)

1. Excludes the effect of goodwill relating to the merger of the shares of Banco Real and AAB Dois Par as per international rules.

PROFIT BY SEGMENT

The bank has three business segments: Commercial Bank, Wholesale Banking and Asset Management / Insurance. Commercial Bank includes products and services for retail, consumer financing, small and medium companies and corporate clients, except those served by Global Wholesale Banking (GB&M). GB&M comprises products and services for global corporate clients, treasury and investment banking activities. The Asset Management / Insurance segment encompasses asset management, pension funds, capitalization and insurance.

In 1Q11, Commercial Bank accounted for 69% of total profit[1] before tax according to IFRS. GB&M represented 23% and Asset Management and Insurance responded for 8%.

Commercial Bank’s profit[1] before tax in the first quarter of 2011 totaled R$ 2,005 million, R$ 802 million or 66% more than in the same period of 2010.

Its contribution to the pretax profit grew from 64% to 69%, thanks to the growth of the credit portfolio.

Global Wholesale banking reported profit[1] before tax of R$ 681 million in the first quarter of 2011, a decrease of 10.1% in twelve months.

Asset Management and Insurance posted profit¹ before tax of R$ 236 million in the first quarter of 2011, an increase of 45.5% or R$ 74 million over the same period the previous year.

1. Excludes the Cayman hedge adjustment

CARDS

NUMBER OF TRANSACTIONS AND TURNOVER

The number of credit cards transactions in the first quarter of 2011 remained relatively flat in relation to the first quarter of 2010: 192 million. Compared to the same period in 2010, grew 29.0%.

Total turnover reached R$ 30.7 billion in the first quarter of 2011: a decrease of 9.4% over the last quarter of 2010, an expected outcome given the fact that the fourth quarter is influenced by the seasonal effects related to the year and festivities. Over the same period in 2010, grew 16.8%.

CREDIT PORTFOLIO

The credit card loan portfolio remained relatively flat in the quarter, following the same seasonal trend of turnover, and grew 28.0% in twelve months. The proportion of this total funding portfolio increased from 28% in December of 2010 to 32% in the first quarter of 2011.

Moreover, as a result of increasing the effort to offer a related product – bills financing – the portfolio grew 24.0% in twelve months.

CARD BASE

Credit card base remained relatively stable, growing 1.6% over the last quarter of 2010 and increased by 11.4% over the same period last year.

Debit cards totaled 26.3 million in March 2011, up 9.6% in one year and 1.9% over December 2010.

RISK MANAGEMENT

CORPORATE GOVERNANCE OF THE RISK FUNCTION

The high risk management committees framework of Santander are set based on the structure of committees Risk Banco Santander is set to the highest standards of prudent management and customer vision with the Santander Group. Its main responsibilities are:

  Integrate and adapt the risk functions in Banco Santander, the strategy, the arrangements for the risk tolerance level, accordingly to existing corporate standards.
  Proposal and approve transactions and credit limits of customers and portfolios (wholesale and retail).
  Set references on general themes related to Market Risk.
  Know the recommendations periodically made by the regulators/ supervision authority, as well as the observations from the Internal and Independent.
  Ensure that the performance of Santander is consistent with the level of risk tolerance, previously approved by the Executive Committee and Council, and aligned with the policies of the Santander Group.
  Authorize the use of management tools and models of local risks and know the result of its internal validation.
  The risk function at Banco Santander is performed through an Executive Risk Unit, which is independent from the commercial area, and reports directly to the President of Banco Santander and the Chief Risk Officer of Santander Group.

Further details of the structure, methodologies and risk management control systems are provided by the report, available on the website www.santander.com.br.

CREDIT RISK

The role of Credit Risk and Market is to develop policies and strategies for managing credit risk in accordance with the risk appetite set by the Executive Committee. Besides, is responsible for monitoring and control systems used in the management of credit risks and market. These systems and processes are applied in the identification, measurement, control and reduction of risk exposure on individual transactions or grouped by similarity.

The specialization of the risk function is organized on the basis of the type of customer to distinguish between customers under individualized management and standardized. Risk Management specializes in the characteristics of clients, as well as the process of risk management is segregated between clients and individual customers with similar characteristics (standardized).

MARKET RISK

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility. Practices are used in market risk management that include measuring and monitoring of the use of limits previously set by internal committees, the risk value of the portfolios, of the sensitivities to fluctuations in interest rates, foreign exchange exposure, the liquidity gaps, among others. This allows the monitoring of risks that may affect the positions of the bank portfolios in the various markets it serves.

Banco Santander operates according to global policies, within Banco Santander risk tolerance level, aligned with the objectives in Brazil and in the world. With this purpose, it has developed its own Risk Management model, according to the following principles:

- Functional independence;

- Executive capacity sustained by knowledge and proximity with the client; - Global and far-reaching of the function (different types of risk); - Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates; - Management and improvement of the equation risk/return; and Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 520 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the local and global corporate definitions

OPERATIONAL RISKS, INTERNAL CONTROLS AND SARBANES-OXLEY LAW

Banco Santander´s corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, belong to different vice-president areas, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, are in accordance with the determinations of Regulators, New Basel Accord - BIS II, and Sarbanes-Oxley requirements. Banco Santander also complies with the guidelines set out by Banco Santander España, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the technologic and operational risk management risk and the internal control system, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

In compliance with BACEN Circular 3.383/2008, the Board of Directors of Banco Santander have opted for the Alternative Standardized Approach (ASA) to calculate the regulatory capital ratio required for operational risk.

To comply with 2010 Sarbanes-Oxley section 404 requirements, an environmental and internal control efficiency revision has been conducted and completed in February 2011, and no material issues were identified

ENVIRONMENTAL AND SOCIAL RISK

Banco Santander has implemented a Socio-Environmental Risk Practice, which in addition to lending, provides analysis of social and environmental issues on the acceptance of clients.

The area examines the social/environmental management of items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team graduated in biology, geology, chemistry

and environmental engineering monitors the social and environmental practices of customers and a team of financial analysts is in charge of studying the likelihood of harm related to these practices that may affect the securities and financial condition of the Bank's clients.

SUSTAINABLE DEVELOPMENT

In March, Santander launched two insurance products: Proteção Vida Mulher (for women) and Proteção Vida Homem (for men). Clients contracting these products contribute to the research programs of the “Instituto Se Toque”, (a research institute on breast cancer). 10% of the first insurance premium is allocated to programs to educate and raise women’s awareness on the prevention of breast, uterine and ovarian cancer.

The Banco Santander’s initiatives to support communities affected by natural disasters were another highlight in the beginning of 2011. To help clients affected by heavy rainfall in the hillside region of Rio de Janeiro, Banco Santander renegotiated the loans to companies and speeded up the insurance indemnification process for the people affected by mudslides. It also renegotiated interest rates and mapped the clients interested in BNDES loans for the region, approving loans for 27 companies. It also entered into an agreement with the Department of Social Welfare and Human Rights of the State of Rio de Janeiro to refurbish and/or rebuild public education buildings. These works will use the funds donated by Banco Santander, as well as its employees and clients.

To aid the families and friends of people affected by the earthquake and tsunami in Japan, Banco Santander has waived the exchange fee for individual checking account holders on all payments sent to Japan over the next six months.

In the first quarter, we prepared Santander’s Annual Report, which consolidates the bank’s financial, social and environmental results in 2010. The report is available for the public at the company's website (www.santander.com.br/ri)

CORPORATE GOVERNANCE

In the first quarter of 2011, Banco Santander made progress in the implementation of its corporate governance practices through the creation of advisory committees to the Board of Directors: the Risk Committee, with the task of reviewing and monitoring the implementation of the policies and methodologies regarding capital allocation and risk management, including the establishment of exposure limits to diverse risks such as market, credit, liquidity, legal, image and operational risks; and the Corporate Governance, Ethics and Sustainability Committee, whose task is to propose, monitor and validate the processes and policies to strengthen the company’s management based on transparency, as well as respect and promotion of sustainable development through discussion of issues related to ethics, sustainability and corporate governance practices, in order to add value to all the stakeholders of the organization.

These new committees will complement the Audit, Nomination and Compensation Committees that are already made.

On March 18, 2011, Mrs. Maria Elena Cardoso Figueira was appointed as coordinator and financial specialist of the Audit Committee, together with Messrs. Celso Clemente Giacometti and Sergio Darcy da Silva Alves, all of them for a fresh one-year term.

The Board of Directors’ Meeting held on March 24, 2011 was approved the Disclosure Policy for Risk Management and Adjusted Shareholders’ Equity, in order to provide information on process, methodologies and controls in place for managing the organization's risks, regulatory capital (adjusted shareholders’ equity) and capital adequacy.

The bank also introduced a new way of communicating with its shareholders – the Manual for Participation in Annual Shareholders’ Meetings, which provides all the information necessary for shareholders and investors to take informed and reliable decisions. This manual was created to encourage the participation of our shareholders at the Annual and Extraordinary Shareholders’ Meetings were held on April 26, 2011 and underlines Banco Santander’s commitment to transparency and respect to all shareholders.

In addition, in the first quarter of 2011, Banco Santander received the GAMMA score 7 (Governance, Accountability, Management Metrics and Analysis), assigned by Standard & Poor's Governance Services, on a scale ranging from 0 to 10. The report by Standard & Poor's points out the procedures and general practices of corporate governance of Banco Santander, as well as items that negatively affect the indicator score GAMMA is available on the site www.santander.com.br.

Pursuant to the rules of Level 2 of the Commodities, Securities and Futures Exchange (BM&FBovespa), Banco Santander is committed to arbitration by the Market Arbitration Chamber, as per the Arbitration Clause in its Bylaws. The complete description of BMF&Bovespa's Level 2 corporate governance requirements is available at www.santander.com.br/ri in the ‘Corporate Governance’ section.

SUMMARIZED BALANCE SHEET1

ASSETS (R$ Million)	Mar/11	Dec/10	Sep/10	Jun/10	Mar/10
Cash and balances with the Brazilian Central Bank	57,443	56,800	53,361	42,344	36,835
Financial assets held for trading	23,541	24,821	23,738	35,902	23,133
Other financial assets at fair value through profit or loss	18,105	17,939	16,665	16,213	15,873
Loans and advances to credit institutions	212	292	654	1,076	1,225
Loans and advances to customers	-	-	3	221	232
Debt Instruments	210	224	223	210	208
Equity Instruments	17,683	17,423	15,785	14,706	14,208
Available-for-sale financial assets	52,171	47,206	40,627	42,579	37,183
Loans and receivables	178,758	174,107	169,250	156,804	150,003
Loans and advances to credit institutions	23,914	22,659	24,771	20,282	20,330
Loans and advances to customers	164,597	160,559	153,994	146,308	139,678
Debt Instruments	79	81	-	-	-
Allowances for credit losses	(9,832)	(9,192)	(9,515)	(9,786)	(10,005)
Tangible assets	4,576	4,518	4,212	3,977	3,835
Intangible assets	31,949	31,962	31,667	31,630	31,587
Goodwill	28,312	28,312	28,312	28,312	28,312
Others	3,637	3,650	3,355	3,318	3,275
Tax assets	14,343	14,842	15,258	15,250	14,834
Other assets	3,102	2,468	2,853	2,547	2,766
Hedging derivatives	128	116	104	107	133
Non-current assets held for sale	65	67	86	93	41
Investment in associates	394	371	440	429	423
Other	2,515	1,914	2,223	1,918	2,169
Total assets	383,988	374,663	357,631	347,246	316,049

LIABILITIES AND EQUITY (R$ Million)	Mar/11	Dec/10	Sep/10	Jun/10	Mar/10
Financial liabilities held for trading	4,898	4,785	5,014	4,668	4,505
Financial liabilities at amortized cost	261,011	253,341	237,859	232,373	203,499
Deposits from the Brazilian Central Bank	-	-	-	-	117
Deposits from credit institutions	36,995	42,392	41,361	47,784	24,092
Customer deposits[2]	174,423	167,949	159,426	150,378	147,287
Marketable debt securities	26,907	20,087	14,944	12,168	11,271
Subordinated liabilities	9,974	9,695	9,432	10,082	9,855
Other financial liabilities	12,712	13,218	12,696	11,961	10,877
Insurance contracts	20,179	19,643	17,893	16,693	16,102
Provisions[3]	9,010	9,395	9,910	9,662	9,881
Tax liabilities	10,590	10,530	10,047	9,199	8,516
Other liabilities	3,584	3,605	3,829	3,032	2,817
Hedging derivatives	-	-	17	42	37
Other liabilities	3,584	3,605	3,812	2,988	2,778
Other financial Liabilities at fair value through profit or loss	-	-	-	2	2
Total liabilities	309,272	301,299	284,552	275,627	245,320
Total Equity[4]	74,716	73,364	73,079	71,619	70,729
Total liabilities and equity	383,988	374,663	357,631	347,246	316,049

1. Unaudited balance sheet accountant
2. Includes repo.
3. Provisions for pensions and contingent liabilities.
4. Includes minority interest and adjustment to market value.

SUMMARIZED MANAGERIAL FINANCIAL STATEMENTS

In order to provide a better understanding of the IFRS results, we present the managerial income statement, which differs from Reported (unaudited accounting) Income Statement due to the adjustment of the fiscal hedge over the investment in the Cayman branch and Leasing´s accounting standarization proceding occured during the system integration of Banco Real and Banco Santander.

The impact of the fiscal hedge in the income tax line was adjusted to the gain (losses) on financial assets and liabilities plus exchange rates differences.

MANAGERIAL FINANCIAL STATEMENT ADJUSTED BY	1Q11	4Q10	3Q10	2Q10	1Q10
CAYMAN'S FISCAL HEDGE (R$ Millions)
Interest and similar income	11,802	11,189	10,603	9,839	9,278
Interest and similar expense	(5,163)	(4,690)	(4,416)	(3,832)	(3,326)
Net Interest Income	6,639	6,499	6,187	6,007	5,952
Income from equity instruments	5	32	2	14	4
Share of results of entities accounted for using the equity method	18	10	11	13	10
Net fees	1,782	1,726	1,776	1,710	1,622
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	275	233	472	290	608
Other operating income (expenses)	(29)	(138)	(105)	(60)	(45)
Total income	8,690	8,362	8,343	7,974	8,151
General expenses	(2,959)	(2,952)	(2,849)	(2,774)	(2,655)
Administrative expenses	(1,343)	(1,274)	(1,373)	(1,357)	(1,300)
Personnel expenses	(1,616)	(1,678)	(1,476)	(1,417)	(1,355)
Depreciation and amortization	(338)	(349)	(309)	(293)	(286)
Provisions (net)¹	(630)	(381)	(674)	(290)	(629)
Losses on assets (net)	(2,068)	(1,955)	(1,968)	(2,356)	(2,526)
Allowance for loan losses²	(2,059)	(1,907)	(1,961)	(2,393)	(2,522)
Losses on other assets (net)	(9)	(48)	(7)	37	(4)
Net gains on disposal of assets	29	(60)	35	48	117
Net profit before tax	2,724	2,665	2,578	2,309	2,172
Income tax	(653)	(747)	(643)	(543)	(409)
Net profit	2,071	1,918	1,935	1,766	1,763

1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.

Under Brazilian income tax rules, gains (losses) resulting from the impact of changes in the BRL_USD exchange rate on our dollar denominated investments in Cayman are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedging portfolio, comprised of derivatives, is set up in such a way that the net profit is insensitive to this tax related foreign exchange exposure. Though, our effective tax rate and the gain (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange movements.

The table below presents the fiscal hedge results which were reclassified in the managerial income statement.

CAYMAN'S FISCAL HEDGE (R$ Million)	1Q11	4Q10	3Q10	2Q10	1Q10
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	198	147	314	(140)	(49)
Income tax	(198)	(147)	(314)	140	49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Luiz Felipe Taunay Ferreira
Luiz Felipe Taunay Ferreira Officer

By:	/S/ Carlos Alberto Lopez Galán
Carlos Alberto Lopez Galán Vice-President Executive Officer